Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE SECOND HALF (1) AND FULL YEAR

ENDED DECEMBER 31, 2023

Singapore, February 28, 2024: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its second half and full year 2023 earnings results for the period ended December 31, 2023.

Financial Highlights for the Second Half of the Year Ended December 31, 2023

•	Revenues of $201.2 million
•	Gross profit of $15.9 million
•	Loss for the period and attributable to owners of the Company of $10.9 million, or $0.56 per ordinary share
•	Adjusted net loss of $9.2 million, or $0.47 per ordinary share(2)
•	Adjusted EBITDA of $24.8 million(2)
•	Handysize and supramax/ultramax TCE per day of $10,182 and $13,849, respectively(2)

Financial Highlights for the Full Year Ended December 31, 2023

•	Revenues of $387.1 million
•	Gross profit of $39.4 million
•	Loss for the period and attributable to owners of the Company of $9.6 million, or $0.49 per ordinary share
•	Adjusted net loss of $7.9 million, or $0.41 per ordinary share(2)
•	Adjusted EBITDA of $64.7 million(2)
•	Handysize and supramax/ultramax TCE per day of $10,351 and $13,908, respectively(2)
•	Period end cash and cash equivalents of $55.2 million and restricted cash of $8.7 million

(1) Results are presented on a semi-annual basis due to the Company transitioning from quarterly reporting.

(2) Adjusted EBITDA, Adjusted net income/(loss) and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

Operational & Corporate Highlights for the Second Half of the Year ended December 31, 2023

•	On July 11, 2023, we exercised the option to extend the firm charter-in period of the 2016-built supramax bulk carrier IVS Windsor for 12 months.

•	On July 13, 2023, we announced an EGM to be held on August 10, 2023 to propose a capital reduction which would result in a total cash distribution to shareholders up to a maximum of $45.0 million.

•	On July 17, 2023, we exercised the option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months.

•	On July 18, 2023, we entered into a contract to purchase the 2024-built handysize bulk carrier newbuilding for a price of $33.8 million (before costs) from Good Viscount (MI) Ltd (a wholly owned subsidiary of our parent company Taylor Maritime Investments Limited (“TMI”). The acquisition, which is at an agreed price consistent with two independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board.

•	On July 24, 2023, we entered into a contract to purchase the 2011-built handysize bulk carrier, Steady Sarah, for a price of $15.0 million (before costs) from Billy (MI) Ltd (a wholly owned subsidiary of our parent company TMI). The acquisition, which is at an agreed price consistent with three independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board. We took delivery of the handysize bulk carrier on July 28, 2023.

•	On August 4, 2023, we delivered the 2011-built handysize bulk carrier, IVS Orchard, to her new owners.

•	On August 10, 2023, a special resolution was passed at an EGM for a capital reduction which would result in a total cash distribution up to a maximum of $45.0 million. The Company does not intend to declare any further dividends for 2023 in light of the cash distribution.

•	On August 24, 2023, we entered into an en-bloc deal to sell the 2015-built ultramax bulk carrier, IVS Bosch Hoek and the 2016-built ultramax bulk carrier, IVS Hayakita, for $46.5 million (before costs). IVS Hayakita is a chartered-in vessel with a purchase option which we exercised on May 25, 2023. The vessels were delivered to the new owners on September 19 and September 25, 2023, respectively and approximately $10.0 million debt was repaid on the Company’s $114.1 million senior secured credit facility.

•	On September 1, 2023, we exercised our option to extend the firm charter-in period of the 2020-built supramax bulk carrier, IVS Pebble Beach for 12 months at a pre-agreed fixed rate, starting from October 22, 2023.

•	On September 14, 2023, we entered into a contract to sell the 2013-built handysize bulk carrier, IVS Merlion, for $11.6 million (before costs) with delivery to her new owners on November 29, 2023. This vessel is unencumbered.

•	On September 25, 2023, we entered into two sale and purchase agreements to acquire the entire issued share capital of Tamar Ship Management Limited and Taylor Maritime Management Limited for a total consideration of approximately $11.8 million (before costs). The closing was subject to closing conditions.

•	On September 27, 2023, we entered into a contract to sell the 2013-built handysize bulk carrier, IVS Raffles, for $11.6 million (before costs) with delivery to her new owners on November 16, 2023. This vessel is unencumbered.

•	On September 29, 2023, we announced that the fully paid-up share capital would be reduced by $32.4 million and the Company would distribute cash in two tranches; the first distribution of $1.01598 per ordinary share, which was paid on October 26, 2023, and the second distribution of $0.63193 per ordinary share, paid on December 11, 2023, to all shareholders of record as of October 20, 2023.

•	On October 3, 2023, we announced that the completion conditions included in the two sale and purchase agreements for the acquisition of the entire issued share capital of Tamar Ship Management Limited and Taylor Maritime Management Limited had been met. The acquisition became legally effective on October 3, 2023.

•	On November 7, 2023, we exercised our option to extend the firm charter-in period of the 2020-built supramax bulk carrier, IVS Atsugi for 12 months at a pre-agreed fixed rate, starting from approximately December 30, 2023.

•	On November 13, 2023, we exercised the purchase option on the 2014-built supramax bulk carrier IVS Naruo for approximately $12.0 million with delivery expected to take place on or before June 30, 2024. We can provide no assurances that the delivery will take place by that time or at all.

•	On November 16, 2023, we delivered the 2013-built handysize bulk carrier, IVS Raffles, to her new owners.

•	On November 29, 2023, we delivered the 2013-built handysize bulk carrier, IVS Merlion, to her new owners.

•	On December 7, 2023, we announced the resignation of Mr. Charles Goodson Maltby as a non-executive director of the Company with effect from December 31, 2023 and the formation of a new Safety and Technical Committee.

•	On December 11, 2023, we completed the second tranche of the share capital reduction with a distribution of $0.63193 per ordinary share to all shareholders on record as of October 20, 2023.

•	On December 11, 2023, we entered into agreements to charter-in two ultramax drybulk vessels. The vessels are expected to be delivered in Q1 2024 and Q2 2024 and will be chartered-in for a minimum of one year.

•	On December 22, 2023, we extended the firm charter-in period of the 2014-built supramax bulk carrier IVS Crimson Creek for approximately 12 to 15 months.

Recent Developments

•	On January 17, 2024, we entered into a contract to sell the 2007-built handysize bulk carrier, IVS Kingbird, for $10.4 million (before costs), effectively a 1.1% premium to carrying value with delivery to her new owners on February 1, 2024. This vessel is unencumbered.

•	On February 6, 2024, we took delivery of the HB Imabari, a handysize bulk carrier built in Japan. We finalized and drew down $20.2 million in financing with IYO Bank in conjunction with the delivery.

•	On February 23, 2024, we entered into a contract to sell the 2012-built handysize bulk carrier, IVS Ibis, for $11.7 million (before costs) with delivery to her new owners planned on or about March 21, 2024. We can provide no assurances that the delivery will take place by that time or at all.

•	As of February 22, 2024, we have contracted the following TCE per day for the first quarter of 2024 (1):

-	Handysize: approximately 1,274 operating days(2) at an average TCE per day of approximately $11,875

-	Supramax/ultramax: approximately 1,004 operating days(2) at an average TCE per day of approximately $14,795

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

CEO Commentary

Edward Buttery, the Chief Executive Officer, commented:

“Following TMI’s acquisition in December 2022, the priority for 2023 was deleveraging to strengthen the balance sheet while maintaining an attractive fleet of modern, efficient geared bulk carriers.  I am pleased with the progress the Company made despite challenging market conditions.  We reduced our interest-bearing debt by $56.9 million during 2023, reducing yearly interest payments by $1.9 million. During this time, we have also been improving cost efficiencies across the fleet, the benefits of which should be evident by the end of this year.  There remains plenty to do in 2024 and I think we are well positioned to achieve our goals against a backdrop of a more favourable market outlook. We’re encouraged by the recent positive market momentum.”

Unaudited Results for the Six Months Ended December 31, 2023 and 2022

Revenue was $201.2 million for the six months ended December 31, 2023 and $188.6 million for the six months ended December 31, 2022. Vessel revenue was $116.5 million for the six months ended December 31, 2023 and $188.2 million for the six months ended December 31, 2022. Revenue increased due to ship sale revenue generated from the sale of three handysize and two supramax/ultramax vessels in the second half of 2023 compared to no sales for the same period in 2022. This was partially offset by decreased vessel revenue due to weakening market conditions in the drybulk business.

Our handysize total revenue and supramax/ultramax total revenue was $79.9 million and $118.5 million, respectively, for the six months ended December 31, 2023, and $71.1 million and $117.5 million, respectively, for the six months ended December 31, 2022. Handysize vessel revenue and supramax/ultramax vessel revenue was $45.4 million and $71.1 million, respectively, for the six months ended December 31, 2023, and $70.9 million and $117.4 million, respectively, for the six months ended December 31, 2022. The results for the six months ended December 31, 2023 were negatively impacted by weaker spot markets. Handysize ship sale revenue and supramax/ultramax ship sale revenue was $34.5 million and $47.4 million, respectively, for the six months ended December 31, 2023, reflecting the sale of three handysize and two supramax/ultramax vessels in the second half of 2023 compared to no sales for the same period in 2022.

Handysize TCE per day was $10,182 per day for the six months ended December 31, 2023 and $19,161 per day for the six months ended December 31, 2022. Supramax/ultramax TCE per day was $13,849 per day for the six months ended December 31, 2023 and $23,685 per day for the six months ended December 31, 2022.

Cost of sales was $185.4 million for the six months ended December 31, 2023 and $127.1 million for the six months ended December 31, 2022. Cost of sales increased primarily as a result of the sale of three handysize and two supramax/ultramax vessels in the second half of 2023 compared to no sales for the same period in 2022. This was partially offset by a decrease in vessel operating costs and depreciation of ships, drydocking and plant and equipment-owned assets due to the sale of five handysize and four supramax/ultramax vessels concluded in 2023 compared to no ship sales in these segments in 2022.

Our handysize segment and supramax/ultramax segment cost of sales was $77.6 million and $109.2 million, respectively, for the six months ended December 31, 2023 and $48.3 million and $80.5 million, respectively, for the six months ended December 31, 2022. Cost of sales increased in the handysize segment due to the sale of three handysize vessels in the second half of 2023 compared to no sales for the same period in 2022, which was partially offset by a decrease in vessel operating costs and depreciation of ships, drydocking and plant and equipment-owned assets as a result of the vessels sold during the year. Cost of sales increased in the supramax/ultramax segment due to the sale of two supramax/ultramax vessels in the second half of 2023 compared to no ship sales for the same period in 2022, partially offset by a decrease in vessel operating costs and depreciation of ships, drydocking and plant and equipment-owned assets as a result of the vessels sold during the year.

Handysize voyage expenses and supramax/ultramax voyage expenses were $12.8 million and $26.0 million, respectively, for the six months ended December 31, 2023 and $15.8 million and $28.9 million, respectively, for the six months ended December 31, 2022. Handysize charter hire expense and supramax/ultramax charter hire expense were $10.1 million and $9.6 million, respectively, for the six months ended December 31, 2023 and $6.2 million and $18.2 million, respectively, for the six months ended December 31, 2022. The decrease in the supramax/ultramax segment was as a result of a decrease in short term charters due to the reduction in demand for drybulk vessels in 2023. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $13.1 million and $7.7 million, respectively, for the six months ended December 31, 2023, and $16.8 million and $9.6 million, respectively, for the six months ended December 31, 2022. Handysize vessel operating costs per day were $5,650 per day for the six months ended December 31, 2023 and $6,086 per day for the six months ended December 31, 2022. Vessel operating costs per day were lower in the handysize segment for the six months ended December 31, 2023 in comparison to the six months ended December 31, 2022 due to lower maintenance as a result of the sale of older vessels, partially offset by costs required to manage ongoing repairs while we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure. Supramax/ultramax vessel operating costs were $5,624 per day for the six months ended December 31, 2023 and $5,260 per day for the six months ended December 31, 2022. Vessel operating costs per day were higher in the supramax/ultramax segment for the six months ended December 31, 2023 in comparison to the six months ended December 31, 2022 due to increased costs required to manage ongoing repairs while we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure.

Gross profit was $15.9 million for the six months ended December 31, 2023 and $61.5 million for the six months ended December 31, 2022.

Other operating expense was $1.5 million for the six months ended December 31, 2023 and $3.4 million for the six months ended December 31, 2022. Other operating expense included a reversal of an impairment loss on assets under construction of $0.3 million and an impairment loss on ships of $2.0 million for the six months ended December 31, 2023. Other operating expense included an impairment loss on ships of $2.4 million and an impairment on a right-of-use asset of $1.0 million for the six months ended December 31, 2022.

Administrative expense was $18.6 million for the six months ended December 31, 2023 and $32.2 million for the six months ended December 31, 2022. The decrease was due to $10.3 million in fees and expenses associated with the tender offer to shareholders to purchase their shares that was completed in the second half of 2022 and $6.7 million of expenses associated with the settlement of the forfeitable share plan that was terminated as part of the transaction agreement.

Interest income was $1.8 million for the six months ended December 31, 2023 and $2.0 million for the six months ended December 31, 2022.

Interest expense was $8.1 million for the six months ended December 31, 2023 and $9.8 million for the six months December 31, 2022. The reduction was due to maturity of two loans during the year and repayment of loans as a result of vessels sold during the current year.

Income tax expense was $0.4 million for the six months ended December 31, 2023 and $0.5 million for the six months ended December 31, 2022.

Loss for the six months ended December 31, 2023 was $10.8 million compared to a profit of $17.6 million for the six months ended December 31, 2022.

Unaudited Results for the Full Years Ended December 31, 2023 and 2022

Revenue was $387.1 million for the year ended December 31, 2023 and $460.5 million for year ended December 31, 2022. Vessel revenue was $226.0 million for the year ended December 31, 2023 and $430.0 million for the year ended December 31, 2022. Revenue decreased due to weakening market conditions in the drybulk business, partially offset by the sale of five handysize and four supramax/ultramax vessels compared to the sale of a medium range tanker in the first half of 2022 (included in the Other segment under a bareboat charter).

Our handysize total revenue and supramax/ultramax total revenue was $151.8 million and $232.5 million, respectively, for the year ended December 31, 2023 and $159.9 million and $268.5 million, respectively, for the year ended December 31, 2022. Handysize vessel revenue and supramax/ultramax vessel revenue was $87.9 million and $138.1 million, respectively, for the year ended December 31, 2023 and $159.5 million and $268.4 million, respectively, for the year ended December 31, 2022. The results were negatively impacted by the weaker spot market rates. Handysize ship sale revenue and supramax/ultramax ship sale revenue was $63.8 million and $94.3 million, respectively, for the year ended December 31, 2023 due to the sale of five handysize and four supramax/ultramax vessels compared to no ship sales in these segments for the same period in 2022.

Handysize TCE per day was $10,351 per day for the year ended December 31, 2023 and $22,115 per day for the year ended December 31, 2022. Supramax/ultramax TCE per day was $13,908 per day for the year ended December 31, 2023 and $25,788 per day for the year ended December 31, 2022.

Cost of sales was $347.7 million for the year ended December 31, 2023 and $293.7 million for the year ended December 31, 2022. The increased costs are primarily as a result of the sale of five handysize and four supramax/ultramax vessels in 2023 compared to the sale of one medium range tanker for the same period in 2022 (included in the Other segment under a bareboat charter), which was partially offset by income from forward freight agreements in 2022 and lower spot charter-in rates on the decreasing number of short-term charters during the twelve months of 2023.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $142.5 million and $208.2 million, respectively, for the year ended December 31, 2023 and $93.4 million and $172.6 million, respectively, for the year ended December 31, 2022.

Our handysize voyage expenses and supramax/ultramax voyage expenses was $25.4 million and $49.3 million, respectively, for the year ended December 31, 2023 and $30.7 million and $60.4 million, respectively, for the year ended December 31, 2022. Handysize charter hire expenses and supramax/ultramax charter hire expenses were $13.3 million and $13.6 million for the year ended December 31, 2023 and $12.1 million, and $46.8 million for the year ended December 31, 2022. The decrease in the supramax/ultramax segment was as a result of a decrease in short term charter-in vessels due to the reduction in demand for drybulk vessels in 2023. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $28.8 million and $16.9 million for the year ended December 31, 2023 and $31.6 million, and $18.2 million for the year ended December 31, 2022. Handysize vessel operating costs per day were $5,841 per day for the year ended December 31, 2023 and $5,776 per day for the year ended December 31, 2022. These increases were primarily due to increased cost of lubricating oils, increased repairs to certain of the older vessels and additional crew to manage ongoing repairs as we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure. Supramax/ultramax vessel operating costs per day were $5,616 per day for the year ended December 31, 2023 and $5,297 per day for the year ended December 31, 2022. These increases were primarily due to increased cost of lubricating oils, increased repairs on a small number of vessels and additional crew to manage ongoing repairs as we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure.

Gross profit was $39.4 million for the year ended December 31, 2023 and $166.8 million for the year ended December 31, 2022.

Other operating (expense) income was an expense of $1.4 million for the year ended December 31, 2023 and income of $0.3 million for the year ended December 31, 2022. The other operating expense is primarily due to the impairment loss on vessels sold during the year ended December 31, 2023.

Administrative expense was $32.7 million for the year ended December 31, 2023 and $48.1 million for the year ended December 31, 2022. The decrease was due to $10.3 million in fees and expenses associated with the tender offer to shareholders to purchase their shares that was completed in the second half of 2022 and $8.1 million of expenses associated with the settlement of the forfeitable share plan that was terminated as part of the transaction agreement.

Interest income was $2.8 million for the year ended December 31, 2023 and $2.2 million for the year ended December 31, 2022.

Interest expense was $17.1 million for the year ended December 31, 2023 and $17.1 million for the year ended December 31, 2022.

Income tax expense was $0.7 million for the year ended December 31, 2023 and $0.8 million for the year ended December 31, 2022.

Loss for the year ended December 31, 2023 was $9.6 million and a profit of $103.4 million for the year ended December 31, 2022.

Net cash flows generated from operating activities was $155.1 million for the year ended December 31, 2023 and $186.0 million for the year ended December 31, 2022. Net cash generated from investing activities was $1.2 million for the year ended December 31, 2023 and was $0.1 million for the year ended December 31, 2022. Net cash flows used in financing activities was $147.5 million for the year ended December 31, 2023 and $243.1 million for the year ended December 31, 2022.

As of December 31, 2023, we had cash and cash equivalents of $55.2 million and restricted cash of $8.7 million.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 25 vessels consisting of 12 handysize drybulk carriers and 13 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (18 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Ibis(3)	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,240	IVS Handysize Pool
IVS Knot(2)	2010	Japan	33,140	IVS Handysize Pool
IVS Merlin	2011	Japan	38,468	IVS Handysize Pool
HB Imabari	2024	Japan	39,640	IVS Commercial (1)
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter- in Period (4)	Purchase Option Price (Millions)		Type of Employment
Handysize – Eco
IVS Kestrel(5)	2014	Japan	32,770	2023-24		$-	IVS Handysize Pool
Supramax/Ultramax – Eco
Aries Karin(6)	2021	Japan	64,230	2024-25		$-	IVS Supramax Pool
IVS Atsugi(7)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(8)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Windsor(9)	2016	Japan	60,280	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek(10)	2014	Japan	57,950	2023-24		$-	IVS Supramax Pool
IVS Naruo(11)	2014	Japan	60,030	2023-24	$	~12.0	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(2)	IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(3)	IVS Ibis has been contracted for sale and is planned to be delivered to the new owners on or about March 21, 2024.

(4)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(5)	Chartered-in until Q2 2024 with two one-year options to extend.

(6)	Chartered-in until Q4 2024 with one-year option to extend.

(7)	Chartered-in until Q4 2024. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(8)	Chartered-in until Q3 2024. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(9)	Chartered-in until Q3 2024 with one one-year option and one nine-month option to extend.

(10)	Chartered-in for a period of 12 to 15 months until January 2025.

(11)	Chartered-in until Q4 2024. The purchase option was exercised in November 2023 and is subject to contract terms and conditions. The option includes a Japanese Yen denominated component which has been hedged at a rate of 142 Yen to $1.

Unaudited Segment Information

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2023	2022	2023	2022
Drybulk Carriers Business
Handysize Segment
Revenue	$79,921	$71,119	$151,768	$159,934
Cost of sales	(77,597)	(48,258)	(142,522)	(93,418)
Gross Profit	2,324	22,861	9,246	66,516
Supramax/Ultramax Segment
Revenue	$118,497	$117,473	$232,500	$268,463
Cost of sales	(109,187)	(80,451)	(208,225)	(172,588)
Gross Profit	9,310	37,022	24,275	95,875

Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the six months ended December 31, 2023 and 2022 and the year ended December 31, 2023 and 2022 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day and vessel operating costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2023	2022	2023	2022
Drybulk Carriers Business
Handysize Segment
Calendar days(1)	3,296	3,051	6,196	6,091
Available days(2)	3,251	2,967	6,124	5,980
Operating days(3)	3,204	2,874	6,044	5,826
Owned fleet operating days(4)	2,228	2,583	4,776	5,210
Long-term charter-in days(5)	184	-	203	-
Short-term charter-in days(6)	792	291	1,065	616
Fleet utilization(7)	98.6%	96.9%	98.7%	97.4%
TCE per day(8)	$10,182	$19,161	$10,351	$22,115
Vessel operating costs per day(9)	$5,650	$6,086	$5,841	$5,776

Supramax/Ultramax Segment
Calendar days(1)	3,324	3,845	6,573	8,210
Available days(2)	3,286	3,778	6,496	8,143
Operating days(3)	3,253	3,735	6,390	8,063
Owned fleet operating days(4)	1,352	1,719	2,930	3,345
Long-term charter-in days(5)	1,127	1,110	2,349	2,343
Short-term charter-in days(6)	774	906	1,111	2,375
Fleet utilization(7)	99.0%	98.9%	98.4%	99.0%
TCE per day(8)	$13,849	$23,685	$13,908	$25,788
Vessel operating costs per day(9)	$5,624	$5,260	$5,616	$5,297

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(2)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(3)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(5)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if we previously owned the vessels or the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” below for a discussion of vessel operating costs per day.

Unaudited Condensed Consolidated Statement of Financial Position

	31 December 2023	31 December 2022
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	59,331	52,228
Trade receivables	6,702	11,290
Contract assets	2,906	1,313
Other receivables and prepayments	18,070	25,066
Due from related parties	27	-
Derivative financial instruments	176	51
Inventories	10,755	15,278
Tax recoverable	109	-
Total current assets	98,076	105,226

Non-current assets
Restricted cash	4,560	4,342
Ships, property, plant and equipment	303,192	407,552
Right-of-use assets	35,244	26,039
Interest in joint ventures	8	8
Derivative financial instruments	423	-
Intangible assets	4,907	186
Goodwill	7,924	-
Other receivables and prepayments	1,918	860
Other investments	3,613	3,714
Deferred tax assets	1,019	1,304
Total non-current assets	362,808	444,005

Total assets	460,884	549,231

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	30,695	29,599
Contract liabilities	2,987	4,369
Due to joint ventures / related parties	388	43
Lease liabilities	32,432	22,058
Bank loans and other borrowings	18,578	33,330
Retirement benefit obligation	125	125
Derivative financial instruments	712	138
Provisions	277	592
Income tax payable	430	423
Total current liabilities	86,624	90,677

Non-current liabilities
Trade and other payables	1,153	140
Lease liabilities	1,373	4,055
Bank loans and other borrowings	123,639	165,638
Deferred tax liabilities	761	-
Retirement benefit obligation	1,194	1,272
Derivative financial instruments	20	-
Total non-current liabilities	128,140	171,105

Capital and reserves
Share capital	290,193	320,683
Other equity and reserves	(24,508)	(24,686)
Accumulated losses	(19,565)	(8,548)
Total equity	246,120	287,449

Total equity and liabilities	460,884	549,231

Unaudited Condensed Consolidated Statement of Profit or Loss

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2023	2022	2023	2022

Revenue	$201,246	$188,592	$387,096	$460,460
Cost of sales
Voyage expenses	(38,807)	(44,715)	(74,614)	(91,104)
Vessel operating costs	(19,566)	(24,799)	(43,001)	(46,901)
Charter hire costs	(19,636)	(24,393)	(26,952)	(58,926)
Depreciation of ships, drydocking and plant and equipment– owned assets	(11,039)	(15,024)	(24,824)	(30,498)
Depreciation of ships and ship equipment – right-of-use assets	(14,732)	(18,149)	(30,343)	(35,676)
Other expenses	(481)	(75)	(555)	(696)
Cost of ship sale	(81,097)	28	(147,440)	(29,897)
Gross profit	15,888	61,465	39,367	166,762
Other operating (expenses) income	(1,477)	(3,442)	(1,352)	341
Administrative expense	(18,644)	(32,179)	(32,653)	(48,069)
Share of losses of joint ventures	-	(6)	-	(5)
Interest income	1,814	1,959	2,798	2,228
Interest expense	(8,059)	(9,759)	(17,099)	(17,133)
(Loss) profit before taxation	(10,478)	18,038	(8,939)	104,124
Income tax expense	(391)	(466)	(683)	(757)
(Loss) profit for the period	(10,869)	17,572	(9,622)	103,367

(Loss) profit per share attributable to owners of the Company:
Basic	$(0.56)	$0.92	$(0.49)	$5.45
Diluted	$(0.56)	$0.92	$(0.49)	$5.45

Unaudited Condensed Consolidated Statement of Cash Flows

For the twelve months ended 31 December	2023	2022
	US$’000	US$’000
Operating activities
(Loss) profit for the period	(9,622)	103,367
Adjustments for:
Share of losses of joint ventures	-	5
Gain on disposal of ships	(10,666)	(84)
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	(12)	(36)
Gain on disposal of right-of-use assets	(3)	-
Depreciation and amortisation	57,654	67,275
Impairment loss (reversal of impairment) recognised on ships	2,000	(1,707)
Impairment loss recognised on right-of-use assets	-	985
Impairment loss (reversal of impairment) recognised on financial assets	53	(45)
Provision for onerous contracts reversed	(315)	(427)
Reversal of impairment loss recognised on asset under construction	(310)	-
Recognition of share-based payments expense	-	8,134
Net foreign exchange gain	(485)	(171)
Interest expense	17,099	17,133
Interest income	(2,798)	(2,228)
Components of defined benefit costs recognized in profit or loss	146	159
Income tax expense	683	757
Operating cash flows before movements in working capital and ships	53,424	193,117
Inventories	4,520	(1,371)
Trade receivables, other receivables and prepayments	11,316	(5,556)
Contract assets	(1,593)	2,373
Trade and other payables	(8,230)	(5,515)
Contract liabilities	(1,382)	(4,072)
Due to related parties	458	49
Operating cash flows before movement in ships	58,513	179,025
Capital expenditure on ships	(38,076)	(9,306)
Proceeds from disposal of ships	152,011	29,509
Net cash generated from operations	172,448	199,228
Interest paid	(16,938)	(14,553)
Interest received	2,363	1,786
Income tax paid	(2,750)	(432)
Net cash flows generated from operating activities	155,123	186,029

Investing activities
Repayment of loans and amount due from joint ventures	-	39
Purchase of plant and equipment	(652)	(113)
Purchase of intangible assets	(212)	(126)
Proceeds from disposal of plant and equipment	16	298
Payment for acquisition of subsidiary, net of cash acquired	2,048	-
Net cash flows generated from investing activities	1,200	98

Financing activities
Return of share capital	(32,440)	-
Payment of principal portion of bank loans and other borrowings	(56,912)	(49,850)
Principal repayments on lease liabilities	(58,276)	(56,930)
Restricted cash	1,347	(485)
Dividends paid	(1,169)	(135,877)
Net cash flows used in financing activities	(147,450)	(243,142)

Net increase (decrease) in cash and cash equivalents	8,873	(57,015)
Cash and cash equivalents at the beginning of the period	46,561	104,243
Effect of exchange rate changes on the balance of cash held in foreign currencies	(205)	(667)
Cash and cash equivalents at the end of the period	55,229	46,561

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from revenue to TCE revenue for the six month periods ended December 31, 2023 and 2022.

	Six months ended December 31,
	2023			2022
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	45,399	(12,776)	32,623	70,887	(15,817)	55,070
Supramax/ultramax	71,081	(26,031)	45,050	117,362	(28,898)	88,464
Ship sale revenue	81,900			-
Other revenue	2,866			343
Revenue	201,246			188,592

Below is a reconciliation from revenue to TCE revenue for the twelve month periods ended December 31, 2023 and 2022.

	Year ended December 31,
	2023			2022
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	87,918	(25,355)	62,563	159,524	(30,683)	128,841
Supramax/ultramax	138,128	(49,259)	88,869	268,352	(60,420)	207,932
Other	-			2,082
Ship sale revenue	158,105			29,981
Other revenue	2,945			521
Revenue	387,096			460,460

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax expense, interest income, interest expense, share of profits (losses) of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between (loss) profit for the period to EBITDA and Adjusted EBITDA for the six month periods ended December 31, 2023 and 2022 and twelve months ended December 31, 2023 and 2022.

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2023	2022	2023	2022
(Loss) profit for the period	$(10,869)	$17,572	$(9,622)	$103,367
Adjusted for:
Income tax expense	391	466	683	757
Interest income	(1,814)	(1,959)	(2,798)	(2,228)
Interest expense	8,059	9,759	17,099	17,133
Share of losses of joint ventures	-	6	-	5
Depreciation and amortization	27,299	33,732	57,654	67,275

EBITDA	23,066	59,576	63,016	186,309

Adjusted for
Impairment (reversal of impairment) recognized on ships	2,000	2,366	2,000	(1,707)
Impairment loss recognized on right-of-use assets	-	985	-	985
Tender offer and related expenses	-	10,307	-	10,307
Reversal of impairment loss recognized on asset under construction	(310)	-	(310)	-
Share-based compensation	-	6,742	-	8,134

Adjusted EBITDA	24,756	79,976	64,706	204,028

Adjusted net income and Adjusted Earnings per share

Adjusted net income is defined as profit for the period attributable to the owners of the Company adjusted for reversal of impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and fees incurred for shareholder-related transactions. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between (loss) profit for the period attributable to the owners of the Company to Adjusted net income for the six month periods ended December 31, 2023 and 2022 and twelve months ended December 31, 2023 and 2022.

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2023	2022	2023	2022
(Loss) profit for the period	$(10,869)	$17,572	$(9,622)	$103,367
Adjusted for:
Impairment (reversal of impairment) loss recognized on ships	2,000	2,366	2,000	(1,707)
Impairment loss recognized on right-of-use assets	-	985	-	985
Tender offer and related expenses	-	10,307	-	10,307
Reversal of impairment loss recognized on asset under construction	(310)	-	(310)	-
Share based compensation	-	6,742	-	8,134
Adjusted net (loss) income	(9,179)	37,972	(7,932)	121,086

Weighted average number of shares on which the profit per share and adjusted earnings per share has been calculated	19,575,317	19,078,551	19,524,087	18,949,972

Basic (loss) profit per share	$(0.56)	$0.92	$(0.49)	$5.45

Basic adjusted (loss) earnings per share	$(0.47)	$1.99	$(0.41)	$6.39

Headline earnings and Headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings per share and diluted Headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between (loss) profit for the period attributable to owners of the Company to Headline earnings for the six month periods ended December 31, 2023 and 2022 and twelve months ended December 31, 2023 and 2022.

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, except per share data)	2023	2022	2023	2022
(Loss) profit for the period	$(10,869)	$17,572	$(9,622)	$103,367
Adjusted for:
Impairment (reversal of impairment) loss recognized on ships	2,000	2,366	2,000	(1,707)
Impairment loss recognized on right-of-use assets	-	985	-	985
Reversal of impairment loss recognized on asset under construction	(310)	-	(310)	-
Headline (loss) earnings	(9,179)	20,923	(7,932)	102,645

Weighted average number of shares on which the profit per share and headline earnings per share has been calculated	19,575,317	19,078,551	19,524,087	18,949,972

Basic (loss) profit per share	$(0.56)	$0.92	$(0.49)	$5.45

Basic headline (loss) earnings per share	$(0.47)	$1.10	$(0.41)	$5.42

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 23, 2023. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact: Edward Buttery CEO Grindrod Shipping Holdings Ltd. 1 Temasek Avenue, #10-02 Millenia Tower, Singapore, 039192 Email: ir@grindrodshipping.com Website: www.grinshipping.com	Investor Relations: Email: ir@grindrodshipping.com